1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	May 15, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1) CONNECTED TRANSACTION - CAPITAL CONTRIBUTION TO YANKUANG GROUP FINANCE

AND

(2) DISCLOSEABLE TRANSACTION - PROVISION OF ENTRUSTED LOAN TO SHAANXI FUTURE ENERGY

Capital Contribution to Yankuang Group Finance

On 14 May 2014, the Company, Yankuang Group and China Credit Trust entered into the Capital Increase Agreement.

Pursuant to the Capital Increase Agreement, the Company and Yankuang Group as well as China Credit Trust agreed to contribute to Yankuang Group Finance RMB125,000,000, RMB350,000,000 and RMB25,000,000 in cash, respectively, in proportion to their respective shareholdings in Yankuang Group Finance. Following the completion of the capital increase, the registered capital of Yankuang Group Finance will be increased to RMB1,000,000,000 from RMB500,000,000. Upon completion of such capital increase, the shareholdings of the Company, Yankuang Group and China Credit Trust in Yankuang Group Finance will remain unchanged.

The Capital Increase Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

Provision of Entrusted Loan to Shaanxi Future Energy

In order to meet the capital needs for construction of the indirect coal liquefaction project and the Jinjitan coal mine project of Shaanxi Future Energy and to ensure that the projects will be put into production as scheduled, each shareholder of Shaanxi Future Energy intends to provide it with an entrusted loan of a total amount of RMB5,000,000,000 in proportion to their shareholdings in Shaanxi Future Energy, in which the amount of the Entrusted Loan provided to Shaanxi Future Energy by the Company according to its shareholding is RMB1,250,000,000.

Accordingly, on 14 May 2014, the Company, Yankuang Group Finance and Shaanxi Future Energy entered into the Entrusted Loan Agreement. Pursuant to the Entrusted Loan Agreement, Yankuang Group Finance is entrusted by the Company to extend to Shaanxi Future Energy the Entrusted Loan of RMB 1,250,000,000. The Entrusted Loan is funded by the Company in cash. The Entrusted Loan is provided to Shaanxi Future Energy for propose of project construction and is secured by an equity pledge by Yankuang Group of its 30% equity interest in Shaanxi Future Energy. For that reason, the Company and Yankuang Group also entered into the Equity Pledge Agreement on 14 May 2014. Pursuant to the Equity Pledge Agreement, Yankuang Group pledges its 30% equity interest in Shaanxi Future Energy as security in favour of the Company, and undertakes the liability for the full amount of the Entrusted Loan unconditionally and irrevocably.

The Entrusted Loan Agreement and the Equity Pledge Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

The Entrusted Loan Agreement and the transactions contemplated thereunder constitute a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules.

I.	Capital Contribution to Yankuang Group Finance

1.	Introduction

On 14 May 2014, the Company, Yankuang Group and China Credit Trust entered into the Capital Increase Agreement.

Pursuant to the Capital Increase Agreement, the Company and Yankuang Group as well as China Credit Trust agreed to contribute to Yankuang Group Finance RMB125,000,000, RMB350,000,000 and RMB25,000,000 in cash, respectively, in proportion to their respective shareholdings in Yankuang Group Finance. Following the completion of the capital increase, the registered capital of Yankuang Group Finance will be increased to RMB1,000,000,000 from RMB500,000,000. Upon completion of such capital increase, the shareholdings of the Company, Yankuang Group and China Credit Trust in Yankuang Group Finance will remain unchanged.

The Capital Increase Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

2.	Capital Increase Agreement

Date

14 May 2014

Parties

(1)	the Company;

(2)	Yankuang Group; and

(3)	China Credit Trust.

Capital Increase

(1)	Pursuant to the Capital Increase Agreement, the Company and Yankuang Group as well as China Credit Trust agreed to contribute to Yankuang Group Finance RMB125,000,000, RMB350,000,000 and RMB25,000,000 in cash, respectively, in proportion to their respective shareholdings in Yankuang Group Finance. Following the completion of the capital increase, the registered capital of Yankuang Group Finance will be increased to RMB1,000,000,000 from RMB500,000,000. Upon completion of such capital increase, the shareholdings of the Company, Yankuang Group and China Credit Trust in Yankuang Group Finance will remain unchanged.

(2)	The following table summarises the shareholding structure and registered capital of Yankuang Group Finance prior to and after the capital increase:

Name of shareholders	Registered capital of Yankuang Group Finance as at the date of the announcement and prior to the completion of capital increase	Shareholdings	Capital injection contemplated under capital increase	Total registered capital of Yankuang Group Finance following the completion of capital increase	Shareholdings
Yankuang Group	RMB350,000,000	70%	RMB350,000,000	RMB700,000,000	70%
The Company	RMB125,000,000	25%	RMB125,000,000	RMB250,000,000	25%
China Credit Trust	RMB25,000,000	5%	RMB25,000,000	RMB50,000,000	5%

Total	RMB500,000,000	100%	RMB500,000,000	RMB1,000,000,000	100%

From 2011 to 2013, Yankuang Group Finance realised a cumulative net profit of RMB463,000,000, and distributed cash dividends of RMB356,000,000. The financial information of Yankuang Group Finance for the last two year is as follows:

	As of 31 December 2012	As of 31 December 2013
Total assets	RMB7,815,000,000	RMB6,191,000,000

Owners’ equity	RMB766,000,000	RMB847,000,000

	2012	2013
Operating revenue	RMB314,000,000	RMB306,000,000

Net profit	RMB147,000,000	RMB144,000,000

Conditions Precedent

The Capital Increase Agreement shall become effective upon obtaining the written approval of the capital increase by China Banking Regulatory Commission.

3.	Reasons and Benefits for Entering into the Capital Increase Agreement

The reasons for the Company to enter into the Capital Increase Agreement with Yankuang Group and China Credit Trust are as follows:

(1)	The capital contribution to Yankuang Group Finance by the Company could help Yankuang Group Finance to increase its liquidity and gear ratio and to expand its business scale and profitability by improving its capital strength, which would in turn increase the Company’s investment return from Yankuang Group Finance; and

(2)	The capital contribution by the shareholders are in proportion to their respective shareholdings in Yankuang Group Finance, which does not affect the Company’s equity interest in Yankuang Group Finance.

4.	Implication of the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 70% equity interest in Yankuang Group Finance, Yankuang Group Finance is an associate of Yankuang Group and a connected person of the Company. Accordingly, the Capital Increase Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for the Capital Increase Agreement exceed 0.1% but are less than 5%, the Capital Increase Agreement and the transactions contemplated thereunder shall be subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14 of the Hong Kong Listing Rules.

The Directors (including independent non-executive Directors) consider that the Capital Increase Agreement was negotiated on arm’s length basis and is on normal commercial terms. The terms of the Capital Increase Agreement and the transactions contemplated thereunder are also fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

II.	Provision of Entrusted Loan to Shaanxi Future Energy

1.	Introduction

In order to meet the capital needs for construction of the indirect coal liquefaction project and the Jinjitan coal mine project of Shaanxi Future Energy and to ensure that the projects will be put into production as scheduled, each shareholder of Shaanxi Future Energy intends to provide it with an entrusted loan of a total amount of RMB5,000,000,000 in proportion to their shareholdings in Shaanxi Future Energy, in which the amount of the Entrusted Loan provided to Shaanxi Future Energy by the Company according to its shareholding is RMB1,250,000,000.

Accordingly, on 14 May 2014, the Company, Yankuang Group Finance and Shaanxi Future Energy entered into the Entrusted Loan Agreement. Pursuant to the Entrusted Loan Agreement, Yankuang Group Finance is entrusted by the Company to extend to Shaanxi Future Energy the Entrusted Loan of RMB 1,250,000,000. The Entrusted Loan is funded by the Company in cash. The Entrusted Loan is provided to Shaanxi Future Energy for propose of project construction and is secured by an equity pledge by Yankuang Group of its 30% equity interest in Shaanxi Future Energy. For that reason, the Company and Yankuang Group also entered into the Equity Pledge Agreement on 14 May 2014. Pursuant to the Equity Pledge Agreement, Yankuang Group pledges its 30% equity interest in Shaanxi Future Energy as security in favour of the Company, and undertakes the liability for the full amount of the Entrusted Loan unconditionally and irrevocably.

The Entrusted Loan Agreement and the Equity Pledge Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules

The Entrusted Loan Agreement and the transactions contemplated thereunder constitute a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules.

2.	The Entrusted Loan Agreement

Date

14 May 2014

Parties

(1)	the Company;

(2)	Yankuang Group Finance; and

(3)	Shaanxi Future Energy.

Loan Amount

Yankuang Group Finance is entrusted by the Company to extend to Shaanxi Future Energy the Entrusted Loan in the amount of RMB 1,250,000,000. The Entrusted Loan will be drawn from time to time by Shaanxi Future Energy based on its needs.

Term

The Entrusted Loan Agreement is for a term of one year commencing from the date of the first draw-down of Shaanxi Future Energy. Shaanxi Future Energy shall repay in full the principal and the accrued interest on the Entrusted Loan at maturity.

Interest Rate

The interest rate under the Entrusted Loan Agreement is 6.0%, which is the prime interest rate of bank loans at the relevant time. In case of any change in such prime interest rate of bank loans, the interest rate of the Entrusted Loan will be adjusted accordingly at each month. Interest will be accrued from the date of the first draw-down of Shaanxi Future Energy and payable when the Entrusted Loan Agreement matures.

Use of the Entrusted Loan

The Entrusted Loan is provided to Shaanxi Future Energy for the purpose of project construction.

Early Repayment

Upon the approval of both the Company and Shaanxi Future Energy and upon notification to Yankuang Group Finance in writing, Shaanxi Future Energy may repay the principal and interest of the Entrusted Loan in part or in full prior to maturity.

3.	The Equity Pledge Agreement

Date

14 May 2014

Parties

(1)	the Company;

(2)	Yankuang Group; and

(3)	Shaanxi Future Energy.

Major Terms

Pursuant to the Equity Pledge Agreement, Yankuang Group pledges its 30% equity interest in Shaanxi Future Energy as security in favour of the Company, and undertakes the liability for the full amount of the Entrusted Loan unconditionally and irrevocably.

4.	Reasons and Benefits for Entering into the Entrusted Loan Agreement

The reasons for the Company to enter into the Entrusted Loan Agreement with Yankuang Group Finance and Shaanxi Future Energy are as follows:

(1)	the Entrusted Loan can ensure the construction of Shaanxi Future Energy’s indirect coal liquefaction project and its Jinjitan coal mine project will be completed as scheduled, which allows the Company to earn its investment return at an earlier date;

(2)	the interest of the Entrusted Loan is calculated based on market interest rates, which is on normal commercial terms and is fair and reasonable as far as the Company is concerned;

(3)	Yankuang Group’s pledge of its 30% equity interest in Shaanxi Future Energy as security in favour of the Company provides an effective protection for the Company’s provision of the Entrusted Loan.

5.	Implication of the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company. As Yankuang Group holds 50% equity interest in Shaanxi Future Energy and thus a substantial shareholder of Shaanxi Future Energy, Shaanxi Future Energy is an associate of Yankuang Group under the Hong Kong Listing Rules. Accordingly, the Entrusted Loan Agreement and the Equity Pledge Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

Considering the Entrusted Loan Agreement is not in the usual and ordinary course of business of the Company, but is entered into on normal commercial terms and the Entrusted Loan is provided in proportion to the Company’s equity interest in Shaanxi Future Energy, the Entrusted Loan Agreement qualifies for exemption under Rule 14A.65(3) of the Hong Kong Listing Rules. Accordingly, the Entrusted Loan Agreement and the transactions contemplated thereunder are exempt from the reporting, announcement and independent shareholders’ approval requirements under the Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for the Entrusted Loan Agreement exceed 5% but are less than 25%, the Entrusted Loan Agreement and the transactions contemplated thereunder constitute a discloseable transaction of the Company. The Entrusted Loan Agreement and the transactions contemplated thereunder shall be subject to the relevant notification and announcement requirements but are exempt from the shareholders’ approval requirement under Chapter 14 of the Hong Kong Listing Rules.

As the share pledge to be provided by Yankuang Group to the Company under the Equity Pledge Agreement are on normal commercial terms and are for the benefit of the Group, and no security over the assets of the Group is or will be granted in respect of such share pledge, the share pledge to be provided by Yankuang Group to the Company under the Equity Pledge Agreement are exempt from all reporting, announcement and independent shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

The Directors (including independent non-executive Directors) consider that the Entrusted Loan Agreement and the Equity Pledge Agreement were negotiated on arm’s length basis and are on normal commercial terms. The terms of the Entrusted Loan Agreement and the transactions contemplated thereunder are also fair and reasonable and are in the interests of the Company and the shareholders as a whole.

III.	General

The Capital Increase Agreement and the transactions contemplated thereunder as well as the Entrusted Loan Agreement and the transactions contemplated thereunder (including the Equity Pledge Agreement) were approved in the first meeting of the sixth session of the Board held on 14 May 2014.

At the aforesaid Board meeting, two Directors, Mr. Li Xiyong and Mr. Zhang Xinwen, being also directors/senior management members of Yankuang Group, are regarded as having a material interest in the aforesaid Entrusted Loan Agreement and Capital Increase Agreement. They have, therefore, abstained from voting at the meeting of the Board convened for the purpose of approving such transactions. Save as disclosed above, none of the Directors has a material interest in such transactions.

Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yankuang Group

Yankuang Group is a wholly State-owned corporation with a registered capital of RMB3,353,388,000 and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminium, complete sets of electromechanical equipment manufacture and financial investment. As at the date of this announcement, Yankuang Group is the controlling shareholder of the Company, holding directly or indirectly approximately 56.52% of the issued share capital of the Company, and is hence a connected person of the Company.

Yankuang Group Finance

The business scope of Yankuang Group Finance includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of draft acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of counterpart loans.

Shaanxi Future Energy

Shaanxi Future Energy is responsible for the construction and operation of an indirect coal liquefaction project and the Jinjitan coal mine project and its registered capital is RMB 5,400,000,000. Both projects are currently under the construction phase.

China Credit Trust

China Credit Trust is principally engaged in the business of trust management, fund management, investments and loan financing. To the best knowledge, information and belief of the Directors having made all reasonable enquiry, China Credit Trust and its ultimate beneficial owners are the third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“associate”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Capital Increase Agreement”	the capital increase agreement entered into among the Company, Yankuang Group and China Credit Trust on 14 May 2014;

“China Credit Trust”	China Credit Trust Co., Ltd., one of the shareholders of Yankuang Group Finance;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Director(s)”	the director(s) of the Company;

“Entrusted Loan”	the entrusted loan in the principal amount of RMB1,250,000,000 provided by the Company via the Entrusted Loan Agreement to Shaanxi Future Energy, in which Yankuang Group Finance acts as the entrusted lender;

“Entrusted Loan Agreement”	the entrusted loan agreement entered into among the Company, Yankuang Group Finance and Shaanxi Future Energy on 14 May 2014;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shaanxi Future Energy”	Shaanxi Future Energy Chemical Corp. Ltd., a limited liability company incorporated in the PRC, which is owned as to 50%, 25% and 25% by Yankuang Group, the Company and Shaanxi Yanchang Petroleum (Group) Corp. Ltd. respectively as at the date of this announcement;

“Shareholders”	the shareholders of the Company

“Equity Pledge Agreement”	the equity pledge agreement entered into between the Company , Yankuang Group and Shaanxi Future Energy on 14 May 2014;

“subsidiary(ies)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Yankuang Group” or “Parent Company”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the total issued share capital of the Company as at the date of this announcement;

“Yankuang Group Finance”	Yankuang Group Finance Co., Ltd., a limited liability company incorporated in the PRC, which is owned as to 70%, 25% and 5% by Yankuang Group, the Company and China Credit Trust respectively as at the date of this announcement. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the China Banking Regulatory Commission and is a professional institution engaging in corporate financial services;

“%”	Percentage

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

14 May 2014

As at the date of this announcement, the Directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive Directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC